September 5, 2007

Ms. Chris Harley, Staff Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C 20549

RE: University Bancorp, Inc.

File No. 000-16023

Dear Ms. Harley:

Pursuant to questions and comments raised in your August 21, 2007 letter, following this cover letter are the various changes with the Company’s 10-KSB and 10-QSB’s. It is management’s intent not to amend the filed reports. However, these changes will be addressed appropriately in future exchange act filings. Additionally, the segment reporting (Item 6. of your letter) will be addressed in future filings as requested by you.

We acknowledge that

•	University Bancorp, Inc, is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	University Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly if you have any additional questions or comments.

Sincerely,

/s/Nicholas K. Fortson

Nicholas K. Fortson

Chief Financial Officer

University Bancorp, Inc.

SEC Reference: Item number 1.

10-KSB for the year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies Page 44

Company Response:

The following is a revision of Note 1. The revision discusses in more detail the Islamically compliant products offered:

UIFC is engaged in Islamic Banking and was formed on December 30, 2005. Its current products, which comply with Islamic law, are FDIC-insured deposits and home financings (as agent for the Bank), mutual funds (as agent for a third-party fund distribution company) and home financings (as principal for its own account).

There are two distinct home financing products offered, the ijara and the murabaha.

Under the ijara method, the Bank purchases a home selected by the customer and leases the home to the customer for a specific period of time. At the same time, the customer executes a promise to pay agreement which requires monthly payments that will be used to purchase the home at the agreed upon price. Once there are enough funds to purchase the home, the Bank will transfer the title to the customer. The ijara is akin to a finance lease. The accounting for the ijaras is similar to capital leases.

The second form of home financing is the murabaha. This form of financing is similar to an installment sale. As agent for the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the bank buys a home selected by a customer and then resells it to the customer, at a selling price higher than the purchase price. Freddie Mac reimburses the Bank for its outlay of cash and pays the Bank a fee for originating the transaction. The customer then pays Freddie Mac for the home that was purchased on an installment basis, as per an agreed repayment schedule.

The funds from the FDIC–insured profit sharing deposits are used to finance the ijara home financings. These deposits share in the earnings generated from the ijara transactions. The principle is guaranteed but the profit earned by the depositors fluctuates with the earnings of the ijara portfolio. The earnings paid to the depositors are accounted for as an expense. This expense is analogous to interest expense paid on deposits in conventional finance.

SEC Reference: Item number 2.

10-KSB for the year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 4. Accounts Receivable, page 50

Company Response:

The following is a revision of Note 2. The revision itemizes the balance in accounts receivable:

		2006	2005
Stock subscription receivable from sale of stock in University Islamic Financial Corporation	$		$1,500,000
Lease termination receivable			800,000
Receivable from the sale of asset			200,000
Other		253,866	85,524
Total		$253,866	$2,585,524

SEC Reference: Item number 3.

Item 8A Controls and Procedures

Company Response:

The following is a revision of Item 8A.and 8B for Form 10-KSB:

a)	Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the operation of these disclosure controls and procedures were effective, except for the following:

1.

Material post closing audit adjustments. After the first draft of the Form 10KSB, management and the auditors discovered adjustments to the financial statements. The adjustments were discovered in the audit and review of the financial statements of the various subsidiaries of the company.

2.	Non-timely filing of certain SEC reports including Form 10KSB for 2006.

b)	Changes in Internal Controls.

Except as described above, there were no significant changes in the Company's internal controls over financial reporting during the fourth quarter of the fiscal year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. However, management intends to implement the changes described below. The Company has recorded material post closing audit adjustments to the consolidated financial statements. In addition, the Company has not timely filed certain SEC reports, including the Form 10-K for 2006 with the Securities Exchange Commission (SEC) within the required due dates. The above items, under Section 404 of the Sarbanes Oxley Act of 2002, constitute significant deficiencies and collectively material weaknesses in internal controls over financial reporting. The Company seeks to implement a short and long-term correction of these internal control deficiencies and believes it can make progress toward correction of these matters. Corrections include better coordination with accounting staff preparing records for subsidiaries, and a more thorough review of the financial statements of subsidiaries. The Bank cashier and Chief executive officer will ensure that the corrections are made on a timely basis.

SEC Reference: Item number 3.

Item 8A Controls and Procedures

Company Response:

The following is a revision of Item 8A.and 8B for Form 10-QSB for March 31, 2007:

ITEM 3.	CONTROLS AND PROCEDURES
(a)	Evaluation of Disclosure Controls and Procedures.

Disclosure controls are procedures that are designed with an objective of ensuring that information required to be disclosed in our company’s periodic reports filed with the Securities and Exchange Commission, such as this report on Form 10-QSB, is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission. Disclosure controls also are designed with an objective of ensuring that such information is accumulated and communicated to our company’s management, including our chief executive officer and chief financial officer, in order to allow timely consideration regarding required disclosures.

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the operation of these disclosure controls and procedures were effective, except for the following:

1.

Material post closing audit adjustments. After the first draft of the Form 10KSB, management and the auditors discovered adjustments to the financial statements. The adjustments were discovered in the audit and review of the financial statements of the various subsidiaries of the company.

2.	Non-timely filing of certain SEC reports including Form 10KSB for 2006.

Changes in Internal Controls.

Except for the hiring of additional staff members with experience in financial reporting, there were no significant changes in the Company's internal controls over financial reporting during the first quarter of the fiscal year ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management intends that the new staff members will assist in eliminating the control deficiencies noted at December 31, 2006. During the fourth quarter of 2006, the Company recorded material post closing audit adjustments to the consolidated financial statements. In addition, the Company did not timely file certain SEC reports, including the Form 10-KSB for the year ended December 31, 2006 and Form 10-QSB for the quarter ended March 31, 2007 with the Securities Exchange Commission (SEC) within the required due dates. Form 10-KSB for 2006 was also subsequently amended on Form 10-KSB/A due to errors in the original filing. The above items, under Section 404 of the Sarbanes Oxley Act of 2002, constitute significant deficiencies and material weaknesses in internal controls over financial reporting. The Company seeks to implement a short and long-term correction of these internal control deficiencies and believes it can make progress toward correction of these matters. Corrections include better coordination with accounting staff preparing records for subsidiaries, and a more thorough review of the financial statements of subsidiaries. The Bank’s Cashier and Chief executive officer will ensure that the corrections are made on a timely basis.

SEC Reference: Item number 3.

Item 8A Controls and Procedures

Company Response:

The following is a revision of Item 8A.and 8B for Form 10-QSB for June 30, 2007:

ITEM 3. CONTROLS AND PROCEDURE

a)	Evaluation of Disclosure Controls and Procedures.

Disclosure controls are procedures that are designed with an objective of ensuring that information required to be disclosed in our company’s periodic reports filed with the Securities and Exchange Commission, such as this report on Form 10-QSB, is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission. Disclosure controls also are designed with an objective of ensuring that such information is accumulated and communicated to our company’s management, including our chief executive officer and chief financial officer, in order to allow timely consideration regarding required disclosures

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the operation of these disclosure controls and procedures were effective. , except for the following:

1.

Material post closing audit adjustments. After the first draft of the Form 10KSB, management and the auditors discovered adjustments to the financial statements. The adjustments were discovered in the audit and review of the financial statements of the various subsidiaries of the company.

2.	Non-timely filing of certain SEC reports including Form 10KSB for 2006.
3.	Amendment of Form 10-KSB/A due to errors in the original filing.

(b)	Changes in Internal Controls.

Except for the hiring of additional staff members with experience in financial reporting, there were no significant changes in the Company’s internal controls over financial reporting during the first quarter of the fiscal year ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management intends that the new staff members will assist in eliminating the control deficiencies noted at December 31, 2006. During the fourth quarter of 2006, the Company recorded material post closing audit adjustments to the consolidated financial statements. In addition, the Company did not timely file certain SEC reports, including the Form 10-KSB for the year ended December 31, 2006 and Form 10-QSB for the quarter ended March 31, 2007 with the Securities Exchange Commission (SEC) within the required due dates. Form 10-KSB for 2006 was also subsequently amended on Form 10-KSB/A due to errors in the original filing. The above items, under Section 404 of the Sarbanes Oxley Act of 2002, constitute significant deficiencies and material weaknesses in internal controls over financial reporting. The Company seeks to implement a short and long-term correction of these internal control deficiencies and believes it can make progress toward correction of these matters. Corrections include better coordination with accounting staff preparing records for subsidiaries, and a more thorough review of the financial statements of subsidiaries. The Bank’s Cashier and Chief executive officer will ensure that the corrections are made on a timely basis. During the second quarter of 2007, improvement was noted in the correction of the material weaknesses.

SEC Reference: Item number 3.

Section 302 Certifications

Company Response:

The words annual and quarterly are eliminated from paragraphs 2, 3, and 4 of the certifications included in 10-KSB and 10-QSB, respectively:

Exhibit 31.1

FORM 10-KSB 302 CERTIFICATION

I

I, Stephen Ranzini certify that:

1) I have reviewed this report on Form 10-KSB of University Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5)

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 16, 2007	/s/Stephen Lange Ranzini
Stephen Lange Ranzini
President and Chief Executive Officer

Exhibit 31.2

FORM 10-KSB 302 CERTIFICATION

I, Nicholas K. Fortson certify that:

1) I have reviewed this report on Form 10-KSB of University Bancorp, Inc.;

6)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5)

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 16, 2007	/s/Nicholas K. Fortson
Nicholas K. Fortson
President and Chief Executive Officer

Exhibit 31.1

10-QSB 302 CERTIFICATION

I, Stephen Lange Ranzini, certify that:

1)	I have reviewed this report on Form 10-QSB of University Bancorp, Inc.;
2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3)

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4)

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report;

c)

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5)

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	/s/Stephen Lange Ranzini
Stephen Lange Ranzini
President and Chief Executive Officer

Exhibit 31.2

10-QSB 302 CERTIFICATION

I, Nicholas K. Fortson, certify that:

1)	I have reviewed this report on Form 10-QSB of University Bancorp, Inc.;
2)

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3)

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4)

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report;

c)

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5)

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	/s/Nicholas K. Fortson
Nicholas K. Fortson
Chief Financial Officer

SEC Reference: Item number 1.

10-QSB for the Quarterly Period Ended June 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Allowance For Loan Losses

Company Response:

The following is a revision of management’s discussion on the allowance for loan losses included in the Form 1-0QSB for June 30, 2007:

The Bank’s approximately $18 million of Islamic financings on its books at June 30, 2007 are covered by an agreement with the Bank’s Islamic depositors who have profit-sharing on the Bank’s portfolio of Islamic financings. The funds from the FDIC–insured profit sharing deposits are used to finance the ijara home financings. These deposits share in the earnings generated from the ijara transactions. The principle is guaranteed but the profit earned by the depositors fluctuates with the earnings of the ijara portfolio. The formula for the payout of this profit-sharing essentially means that in any given month, if there is a loss on an Islamic financing on the Bank’s books, that the total amount of monthly profit-sharing that would otherwise be paid to the depositors would instead be available to offset these monthly losses. However, there is no assurance that if significant losses were repeatedly incurred and the profit-sharing pay-out on Islamic Deposits remained at zero for one or more months, that some or all of the Islamic deposits would not be withdrawn. The Islamic financing to Islamic deposit ratio is 104%.

The allowance for loan losses for Islamic financing is determined under the same procedures and standards as for regular residential real estate loans. The portion of the allowance for loan losses allocated to Islamic loans is $43,900.